

18005086          ION



| OMB APPROVAL | |
| --- | --- |
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response......12.00 | |

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

| SEC FILE NUMBER |
| --- |
| 8-02915 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/17__ AND ENDING __12/31/17__

                                                   MM/DD/YY                                     MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Umpqua Investments, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

One SW Columbia Street, Suite 300

                                          (No. and Street)

| Portland | Oregon | 97258 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jenny Staggenborg                                    (503) 546-2414

                                                         (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP

                              (Name – *if individual, state last, first, middle name*)

| 805 SW Broadway, Suite 1200 | Portland | Oregon | 97205 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)         **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, __Jeani Winterbourne_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Umpqua Investments, Inc._____ , as of __December 31_____ , 20 __17____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

President/CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public
Accounting Firm and Statement of
Financial Condition for

# Umpqua Investments, Inc.

(SEC I.D. No. 8-0121943)

December 31, 2017

Filed pursuant to Rule 17a-5(e)(3) under the Securities and
Exchange Act of 1934 as a PUBLIC DOCUMENT

 MOSS ADAMS

# Report of Independent Registered Public Accounting Firm

The Shareholder and the Board of Directors
Umpqua Investments, Inc.

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Umpqua Investments, Inc. (the "Company") as of December 31, 2017 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Moss Adams LLP*

Portland, Oregon
February 23, 2018

We have served as the Company's auditor since 2005.

1

## UMPQUA INVESTMENTS, INC.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2017

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 1,012,323 |
| Investments, at fair value (cost basis of $272,617 - Note 3) | | 273,094 |
| Interest and dividends receivable | | 2,260 |
| Receivable from clearing organization | | 8,265,479 |
| Furniture, equipment, and leasehold improvements, net (Note 4) | | 131,463 |
| Deposits with clearing brokerage | | 100,000 |
| Prepaid expenses and other assets | | 581,864 |
| Goodwill | | 2,715,045 |
| Broker retention notes receivable and agreements, net (Note 5) | | 34,610 |
| Total assets | $ | 13,116,138 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

| | | |
|---|---|---|
| Accounts payable | $ | 738,546 |
| Payable to clearing organization | | 242,973 |
| Accrued expenses and other liabilities | | 520,861 |
| Total liabilities | $ | 1,502,380 |

COMMITMENTS AND CONTINGENCIES (Note 10)

STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Common stock, at stated value, authorized 1,000 shares; issued and outstanding, 600 shares | | 250,000 |
| Additional paid-in-capital | | 9,795,360 |
| Retained earnings | | 1,568,398 |
| Total stockholder's equity | | 11,613,758 |
| Total liabilities and stockholder's equity | $ | 13,116,138 |

See notes to financial statements.

# UMPQUA INVESTMENTS, INC.

## NOTES TO FINANCIAL STATEMENT OF FINANCIAL CONDITION

The annual report of Umpqua Investments, Inc. on Form X-17A-5 at December 31, 2017 is available for examination at One Columbia Street, Suite 300, Portland, Oregon and also at the San Francisco, California office of the United States Securities and Exchange Commission. In addition, the Report of Independent Registered Public Accounting Firm on Internal Controls at December 31, 2017 is available for inspection at the Washington D.C., and San Francisco, California offices of the United States Securities and Exchange Commission.

### Note 1 - Organization

Umpqua Investments, Inc. (the Company) is an Oregon corporation organized on January 1, 1991, and is a broker-dealer registered with the Securities and Exchange Commission (SEC). Effective December 1, 1999, Umpqua Holdings Corporation (Umpqua) acquired 100% of the issued and outstanding common stock of the Company. The Company is principally engaged in the general business of securities broker, agent, principal, or registered investment advisor; including buying, selling, exchanging, or otherwise in any manner dealing in stocks, bonds, evidence of property or indebtedness, or any securities or paper ordinarily or necessarily dealt with by security brokers, agents, or principals.

### Note 2 - Summary of Significant Accounting Policies

**Investments** - Investments are classified as *Trading Securities* and reported at fair market value. The resulting difference between cost and fair value is included in revenue, together with realized gains and losses.

**Receivable from clearing organization** - Receivable from clearing organization represents amounts arising primarily in connection with security transactions, and is stated at the amount management expects to collect. No allowance for bad debts is recorded as no material losses are expected. The Company monitors the credit standing of the clearing organization with which it conducts business to mitigate the Company's exposure to credit risk.

**Furniture, equipment, and leasehold improvements** - Furniture, equipment, and leasehold improvements are carried at cost. Depreciation is computed using the straight-line method over the asset's estimated useful life. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant improvements are capitalized.

**Broker retention notes receivable and agreements, net** - Broker retention notes receivable have due dates of seven years with payments of principal and interest due annually and are reported net of transition agreements due to a right of offset. If employment ceases before the due date of the note, the remaining principal and accrued interest owing is payable to the Company in full.

**Income taxes** - The Company files consolidated federal income tax returns with Umpqua. For financial reporting purposes, the Company recognizes income taxes on a separate return basis. Deferred tax assets and liabilities are recognized for the future tax benefits or consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

**Use of estimates** - The preparation of financial statement in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues, expenses, gains and losses during the reporting period. Actual results could differ from those estimates.

**Note 2 - Summary of Significant Accounting Policies (Continued)**

**Goodwill** - Goodwill is not amortized but instead are periodically tested for impairment. Management performs an impairment analysis for goodwill on an annual basis as of December 31. Additionally, goodwill is evaluated on an interim basis when events or circumstances indicate impairment potentially exists. On at least an annual basis, we assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others, a significant decline in our expected future cash flows, a significant adverse change in legal factors or in the business climate, adverse action or assessment by a regulator, and unanticipated competition.

The Company performed its annual goodwill impairment analysis as of December 31, 2017. The company assessed qualitative factors to determine whether the existence of events and circumstances indicated that it is more likely than not that goodwill is impaired, and determined no factors indicated an impairment. Based on this analysis, no further testing was determined to be necessary.

**Share-based payments** - The Company participates in Umpqua's stock-based compensation plan that provides for the granting of stock options and restricted stock awards to eligible employees and directors. The Company recognizes in the income statement the grant-date fair value of restricted stock awards and other equity-based forms of compensation issued to employees over the employees' requisite service period (generally the vesting period). The requisite service period may be subject to performance conditions.

**Fair value measurements** - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect our estimates about market data. In general, fair values determined by Level 1 inputs utilize quoted prices for identical assets or liabilities traded in active markets that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

**Subsequent events** - The Company has evaluated events and transactions through the time the consolidated financial statements were issued for potential recognition or disclosure.

**Note 3 - Investments**

Investments owned are classified as trading securities and are held at fair value and consist of municipal bonds, corporate bonds, and equity securities at December 31, 2017:

|  | Amortized Cost | | Unrealized Gain (Loss) | | Fair Value | |
|---|---|---|---|---|---|---|
| Municipal bonds | $ | 50,462 | $ | 428 | $ | 50,890 |
| Corporate bonds | | 222,147 | | (1,231) | | 220,916 |
| Equity and other securities | | 8 | | 1,280 | | 1,288 |
| | $ | 272,617 | $ | 477 | $ | 273,094 |

# UMPQUA INVESTMENTS, INC.

## NOTES TO FINANCIAL STATEMENT OF FINANCIAL CONDITION

### Note 4 - Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2017:

| | | | Estimated Useful Lives |
|---|---|---:|---|
| Furniture, fixtures and equipment | $ | 761,299 | 5 - 10 years |
| Leasehold improvements | | 391,383 | 9 - 15 years |
| Software | | 33,525 | 3 years |
| Total furniture, equipment, and leasehold improvements | | 1,186.207 | |
| Less: Accumulated depreciation and amortization | | (1,054,744) | |
| Total furniture, equipment and leasehold improvements, net | $ | 131,463 | |

### Note 5 - Broker Retention Notes Receivable and Agreements, net

The Company has entered into broker retention notes receivable and transition agreements with certain employees. At December 31, 2017, broker retention notes receivable of $34,610 are outstanding. The broker retention notes receivable carry an interest rate of 1.64% with initial term of seven years. At December 31, 2017, the transition agreement require future payments totaling $35,492 to the employees if certain terms and conditions are met.

### Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1).

At December 31, 2017, the Company had net capital of $8,112,838 which was $8,012,838 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .16 to 1.

### Note 7 - Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases.

The following table reflects the effects of temporary differences that give rise to the components of the net deferred tax asset as of December 31, 2017:

| | | |
|---|---|---:|
| Deferred tax assets: | | |
| Accrued expenses | $ | 135,633 |
| Premises and equipment depreciation | | 55,098 |
| State taxes | | 48,433 |
| Accrued severance and deferred compensation | | 36,196 |
| Total gross deferred tax assets | | 275,360 |
| | | |
| Deferred tax liabilities: | | |
| Prepaid expenses | | 34,439 |
| Total gross deferred tax liabilities | | 34,439 |
| | | |
| Net deferred tax asset | $ | 240,921 |

**Note 8 - Employee Benefit Plan**

Substantially all employees of the Company are eligible to participate in a 401(k) plan sponsored by Umpqua. Contributions for the plan are at the discretion of the Company's management.

**Note 9 - Stock Based Compensation**

The following table summarizes information about stock option activity for the year ended December 31, 2017:

| | Options Outstanding | | Weighted Average Exercise Price |
|---|---|---|---|
| Balance, beginning of year | 2,000 | $ | 11.53 |
| Exercised | (2,000) | $ | 11.53 |
| Balance, end of year | — | $ | — |
| Options exercisable, end of year | — | $ | — |

Restricted shares issued generally vest on an annual basis over three or five years. The following table summarizes information about nonvested restricted shares outstanding at December 31, 2017:

| | Restricted Shares Outstanding | | Weighted Average Grant Date Fair Value |
|---|---|---|---|
| Balance, beginning of year | 2,866 | $ | 15.96 |
| Granted | 1,000 | $ | 18.31 |
| Released | (1,707) | $ | 16.59 |
| Balance, end of year | 2,159 | $ | 16.55 |

**Note 10 - Commitments and Contingencies**

The Company has noncancelable operating leases, including leased premises for its Lake Oswego and two Medford, Oregon locations, and various leases for office equipment.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2017 are as follows:

| Years ended December 31, | | |
|---|---|---|
| 2018 | $ | 96,135 |
| 2019 | | 84,564 |
| 2020 | | 16,539 |
| 2021 | | 17,200 |
| 2022 | | 16,391 |
| Thereafter | | — |
| Total future minimum lease payments | $ | 230,829 |

**Note 10 - Commitments and Contingencies (continued)**

# UMPQUA INVESTMENTS, INC.

In March 2011, the Company entered into an agreement covering the termination of the former Eugene lease location. Included in accrued expenses and other liabilities is $16,310 liability for the agreement, which requires monthly payments of $1,400 through December 2018.

In the ordinary course of business, the Company is a party to various legal and regulatory claims, actions, and complaints. Although the ultimate resolution of these matters cannot be predicted with certainty, management believes that the likelihood of these matters having a material adverse effect beyond amounts already recorded by the Company is remote.

The Company is required to post collateral of $100,000 against its obligation under an agreement with the clearing organization, for the market value of trading securities at December 31, 2017. If the Company breached any of the collateral provisions, the clearing organization has the right to require settlement of the obligations immediately under the agreement.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has established various procedures to reduce this risk, and therefore the potential for the Company to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

## Note 11 - Related Party Balances and Transactions

Related parties consist of Umpqua, Umpqua's wholly-owned subsidiary bank (Umpqua Bank), and principal officers and employees of Umpqua, Umpqua Bank, and the Company.

During 2017, the Company paid dividends of $8,750,000 to Umpqua, the Parent Company. In the normal course of business, the Company receives funds from and advances funds to Umpqua. These receivables and payables are short-term in nature and bear no interest. Included in accrued expenses and other liabilities is $88,105 payable to Umpqua. Included in prepaid expenses and other assets is $155,597 receivable from Umpqua.

## Note 12 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. The Company is exposed to the credit risk should counterparties not fulfill their obligations. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company assesses the credit standing of brokers at issuance of broker retention agreements.

**Note 13 - Fair Value**

The following table presents estimated fair values of the Company's financial instruments as of December 31, 2017, whether or not recognized or recorded at fair value:

| | Level | Carrying Value | Fair Value |
|---|---|---|---|
| Financial Assets: | | | |
| Cash | 1 | $ 1,012,323 | $ 1,012,323 |
| Trading securities | 2 | 273,094 | 273,094 |
| Interest and dividends receivable | 1 | 2,260 | 2,260 |
| Receivable from clearing organization | 1 | 8,265,479 | 8,265,479 |
| Broker retention notes receivable and agreements, net | 3 | 34,610 | 34,578 |

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2017:

| | Fair Value Measurements | | | |
|---|---|---|---|---|
| | Total | Level 1 | Level 2 | Level 3 |
| Trading securities | $ 273,094 | $ — | $ 273,094 | $ — |

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

**Cash, interest and dividends receivable, and receivable from clearing organization** - The carrying amount of these assets is a reasonable estimate of fair value due to the short-term nature of these balances.

**Trading securities** - Fair values for trading securities are classified as level 2 inputs and are based on quoted market prices for similar assets.

**Broker retention notes receivable and agreements, net** - The fair value is estimated by calculating the discounted cash flows and is accordingly classified as a level 3 input.

**Note 14 - Exemption from Rule 15c3-3**

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreements with the clearing agent provides for payment of an agent clearing fee.